[WLRK Letterhead]

December 8, 2016

Via EDGAR and E-mail

Tiffany Piland Posil

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:          Johnson Controls International plc

Registration Statement on Form S-4

Filed November 28, 2016

File No. 333-214806

Dear Ms. Posil:

On behalf of our client, Johnson Controls International plc (“Johnson Controls” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in your letter, dated December 6, 2016, regarding Johnson Controls’ Registration Statement on Form S-4 filed on November 28, 2016 (the “Registration Statement”).  This letter, together with Amendment No. 1 to the Registration Statement filed today by Johnson Controls (“Amendment No. 1”), provides Johnson Controls’ response to the Staff’s comments.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  All page references in the responses set forth below refer to pages of Amendment No. 1.  We have enclosed a copy of Amendment No. 1 marked to show changes from the Registration Statement.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 1.

Conditions to the Exchange Offers and Consent Solicitations, page 45

1.             Disclosure indicates that Johnson Controls may determine in its “sole discretion” whether the offer conditions have occurred or have been satisfied.  Please revise the conditions in the second, sixth and seventh bullet points of paragraph (d)(2) to include an objective standard, such as a standard of reasonableness or quantifiable threshold, for the determination of whether these conditions have been satisfied.

Response:  In response to the Staff’s comment, the discussion on page 46 of the Registration Statement has been revised as follows to remove the conditions in the second, sixth and seventh bullet points of paragraph (d)(2):

(2) None of the following has occurred:

Tiffany Piland Posil

Securities and Exchange Commission

December 8, 2016

•      any general suspension of or limitation on trading in securities on any United States national securities exchange or in the over-the-counter market (whether or not mandatory);

•      a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

•      a commencement or escalation of a war, armed hostilities, terrorist act or other national or international crisis directly or indirectly relating to the United States, if the effect of any such event, in Johnson Controls’ reasonable judgment, makes it impracticable or inadvisable to proceed with the exchange offers or consent solicitations; or

•      any limitation (whether or not mandatory) by any governmental authority on, or other event, in Johnson Controls’ reasonable judgment, having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States; and

Expiration Date; Extensions; Amendments, page 47

2.             Disclosure indicates that if Johnson Controls extends the exchange offers, it will make a public announcement thereof “as promptly as practicable.” Please revise to be consistent with Exchange Act Rule 14e-1(d).

Response: In response to the Staff’s comment, the discussion on page 47 of the Registration Statement has been revised as follows:

If Johnson Controls exercises any such right, it will give written notice thereof to the exchange agent and will make a public announcement thereof as promptly as practicable and, in the case of an extension of the expiration date for an exchange offer, no later than 9:00 a.m. Eastern time, on the next business day after the scheduled expiration date of such exchange offer. Without limiting the manner in which it may choose to make a public announcement of any extension, amendment or termination of the exchange offers and consent solicitations, Johnson Controls will not be obligated to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release to any appropriate news agency.

Withdrawal of Tenders and Revocation of Corresponding Consents, page 54

3.             Please disclose the date after which noteholders may withdraw Subsidiary Notes tendered in the exchange offers if not yet accepted for payment.  Refer to Securities Act Rule 162(a)(2) and Exchange Act Rule 13e-4(f)(2)(ii).

Response: In response to the Staff’s comment, the discussion on pages 14 and 54 of the Registration Statement has been revised as follows:

2

Tiffany Piland Posil

Securities and Exchange Commission

December 8, 2016

Tenders of Subsidiary Notes may be validly withdrawn at any time before the Expiration Date of the particular exchange offer or, if such Subsidiary Notes have not been accepted for payment, on or after January 26, 2017, the forty-first business day after the commencement of the exchange offers.

Tenders of Subsidiary Notes in connection with any of the exchange offers may be withdrawn at any time prior to the Expiration Date of the particular exchange offer or, if such Subsidiary Notes have not been accepted for payment, on or after January 26, 2017, after the forty-first business day after the commencement of the exchange offers.

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If you have any questions concerning the registration statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 212-403-1158.

Sincerely,

/s/Michael S. Benn
Michael S. Benn
Wachtell, Lipton, Rosen & Katz

cc:           Judith A. Reinsdorf, Executive Vice President and General Counsel, Johnson Controls International plc

Brian J. Stief, Executive Vice President and Chief Financial Officer, Johnson Controls International plc

Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz

David K. Lam, Wachtell, Lipton, Rosen & Katz